SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                11 November 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Interim Results - Highlights announcement made on
                 11 November 2004.






BT Group Half Year Results and Interim Report


Chairman's Statement

The group is making exciting progress, delivering strong financial results whilst transforming the business. I am very pleased to report that we will be paying an interim dividend of 3.9 pence per share, 22 per cent higher than last year.

We continue to invest in our business at a rate well above others in Europe. This investment, together with our continuing research and development programmes, are helping BT take a world leading position.

Sir Christopher Bland, 10 November 2004
_____________________________________________________________________

Review

The results for the half year show that the transformation of our business is progressing well. Group turnover was flat year on year (excluding regulatory reductions on fixed to mobile termination rates, which have no impact on profitability, underlying turnover was up 1 per cent). The strong growth in new wave turnover continued with an increase of 34 per cent driven by particularly strong growth in our ICT solutions, broadband and mobility businesses. This strong growth was offset by a 6 per cent decline in turnover from our traditional businesses.

Group profit before taxation, goodwill, exceptional items and leaver costs increased by 4 per cent reflecting an improvement in operational efficiency and a reduction in interest payable, partially offset by the costs of supporting the growth in new wave activities. Reported profit before taxation was 2 per cent lower as a result of higher leaver costs.

Earnings per share before goodwill, exceptional items and leaver costs were
9.4 pence, an increase of 7 per cent. Reported earnings per share were 2 per cent higher at 8.6 pence.

Net debt has fallen to GBP8.3 billion, 6 per cent below last year. Free cash flow generated in the first half amounted to GBP0.8 billion.

An interim dividend of 3.9 pence per share will be paid on 7 February 2005 to shareholders on the register on 31 December 2004.

We are winning business across the globe. Our agreement to acquire Infonet for GBP520 million, subject to shareholder approval and regulatory clearances, is another step in BT's transformation into a leading provider of IT and networking services.

We now have more than 3.3 million broadband DSL customers, with the latest million connections achieved in less than six months, which is a new connection every 15 seconds.

We remain committed to our strategy and continue to deliver our key strategic goals. Our traditional business continues to operate in what remains a challenging environment. Our new wave businesses show strong growth both in the UK and internationally. We expect to continue to see the benefits from our investment in new wave activities and cost transformation plans.
______________________________________________________________________________

Group profit and loss account for the six months ended 30 September
(unaudited, restated - see note 1)
                                                                  2004    2003
                                                                  GBPm    GBPm
Group turnover                                                   9,169   9,154
Group operating profit                                           1,353   1,470
Share of operating loss of ventures                                 (2)     (7)
Profit (loss) on sale of investments and group undertakings         28      (1)
Profit on sale of property fixed assets                             15       1
Net interest payable                                              (411)   (459)
Profit before taxation                                             983   1,004
Taxation                                                          (251)   (285)
Profit after taxation                                              732     719
Minority interests                                                   1       7
Profit attributable to shareholders                                733     726
Interim dividend                                                  (332)   (278)
Earnings per share
- basic                                                            8.6p    8.4p
- diluted                                                          8.5p    8.4p
Earnings per share before goodwill amortisation and exceptional items
- basic                                                            8.5p    8.5p
- diluted                                                          8.5p    8.5p
Interim dividend per share                                         3.9p    3.2p
Results are wholly from continuing activities.


______________________________________________________________________________


Group cash flow statement for the six months ended 30 September
(unaudited)
                                                                2004      2003
                                                                GBPm      GBPm
Inflow from operating activities, including ventures           2,620     2,784
Outflow for returns on investments                              (397)     (459)
and servicing of finance
Taxation paid                                                    (42)       (9)
Outflow for capital expenditure and financial investments     (1,430)   (1,113)
Free cash flow before acquisitions, disposals and dividends      751     1,203
Inflow (outflow) for acquisitions and disposals                   11        (4)
Equity dividends paid                                           (454)     (368)
Inflow before use of liquid resources and financing              308       831
Management of liquid resources                                    89       501
Outflow from financing                                          (375)   (1,151)
Increase in cash                                                  22       181
Decrease in net debt from cash flows                             209       831

______________________________________________________________________________

Group balance sheet
                                                  30 September       31 March
                                               2004         2003         2004
                                                     (unaudited)
                                                      (restated*)  (restated*)
                                               GBPm         GBPm         GBPm
Fixed assets                                 16,066       16,092       16,015
Current assets                               10,655       11,099       10,550
Current liabilities                          (8,371)      (9,135)      (8,523)
Net current assets                            2,284        1,964        2,027
Total assets less current liabilities        18,350       18,056       18,042

Creditors: amounts falling due after more
than one year                                12,413       12,584       12,426
Provisions for liabilities and charges        2,475        2,351        2,504
Minority interests                               48           50           46
Capital and reserves                          3,414        3,071        3,066
                                             18,350       18,056       18,042

_____________________________________________________________________________


*See note 1 for details of restatement

Notes

1      This statement has been prepared in accordance with the
accounting policies in the statutory accounts for the year ended 31 March 2004, except that during the year ending 31 March 2005, the group has adopted UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes'.

An additional charge of GBP3 million for the year ended 31 March 2004 and of GBP2 million for the half year ended 30 September 2003 has been made to the group profit and loss account. The effect on the group's balance sheet at 31 March 2004 has been to reduce fixed assets by GBP53 million, to reduce other creditors by GBP25 million and to reduce shareholders' funds by GBP28 million.

2 The figures for the year ended 31 March 2004 are extracts from those accounts except where amended for the restatement noted above. A copy of the statutory accounts for that year, on which the auditors have issued an unqualified report, has been delivered to the Registrar of Companies.

If you have any queries as a shareholder please call Freefone 0808 100 4141. Further information about BT and these financial results may be found on the internet at

www.btplc.com/investorcentre
BT Group plc
81 Newgate Street, London EC1A 7AJ

________________________________________________________________________

Independent Review Report to BT Group plc


Introduction

We have been instructed by the company to review the financial information which comprises the group profit and loss account, group cash flow statement, group balance sheet and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report including the conclusion has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.


PricewaterhouseCoopers LLP, Chartered Accountants
London. 10 November 2004




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 11 November 2004